The Taiwan Fund, Inc.
c/o State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 5049
Boston, MA 02206-5049

VIA EDGAR CORRESPONDENCE

October 8, 2010

U.S. Securities & Exchange Commission
Office of the Chief Accountant
Ms. Sheila Stout
100 F Street, NE
Washington, DC 20549-4720

Re:	The Taiwan Fund, Inc.
File No. 811-04893

Dear Ms. Stout:

This letter responds to the comments provided by the Securities and Exchange Commission (the “SEC”) by telephone on September 9, 2010 for The Taiwan Fund, Inc. (the “Registrant”).  The comments were made in reference to the Registrant’s August 31, 2009 Annual Report.

1.	SEC Comment: Is any of the cash shown in the Statement of Assets and Liabilities restricted? Going forward, if cash is restricted, label it “restricted.”

Response:  None of the cash shown in the Statement of Assets and Liabilities was restricted.

2.
SEC Comment:  The Statement of Changes in Net Assets shows a distribution in excess of net investment income for the fiscal year ended August 31, 2009.  Was a Section 19(a) notice provided to stockholders as required?

Response:  The Registrant did not provide a Section 19(a) notice to stockholders with respect to the Registrant’s 2008 annual distribution because it was not required.  On a calendar year basis, the Registrant’s 2008 distribution was paid solely from net income.  The Registrant’s 2008 distribution amount was properly reported to stockholders on Internal Revenue Service Form 1099-DIV as ordinary income.  The Statement of Changes in Net Assets in the August 31, 2009 Annual Report reports a distribution “in excess of income” because it is reporting the amount distributed on a fiscal year basis; correspondingly, in other fiscal years, the amount of the distribution may be less than the net income.

3.
SEC Comment:  Note 3, Management Fee, in the Notes to the Financial Statements shows a performance fee in place prior to April 1, 2009 and no performance fee starting April 1, 2009.  Confirm and attach a copy of the new management agreement.

Response:  Note 3 properly discloses the Registrant’s performance fee structure, which was in effect throughout 2009.  A copy of the new management agreement is attached.

4.	SEC Comment: Going forward, include the term of office in the Director and Officers table.

Response:  The term of office will be included in the Director and Officers table in future stockholder reports.

*****

You requested that the Registrant make certain representations concerning the comments received and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Please call me at (207) 553-7131 or Elizabeth A. Watson at (617) 662-1118 if you have any further questions.

Regards,

/s/ Cynthia L. Morse-Griffin

Cynthia L. Morse-Griffin
Treasurer

Cc:	Mary Moran Zeven, Esq.
Jamie Skinner, President
Richard Cook, Chief Compliance Officer
Leonard Mackey, Clifford Chance LLP

EXHIBIT

The Taiwan Fund, Inc.
c/o State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 5049
Boston, MA 02206-5049

VIA EDGAR CORRESPONDENCE

October 8, 2010

U.S. Securities & Exchange Commission
Office of the Chief Accountant
Ms. Sheila Stout
100 F Street, NE
Washington, DC 20549-4720

Re:	The Taiwan Fund, Inc.
File No. 811-04893

Dear Ms. Stout:

In connection with a response being made on behalf of The Taiwan Fund, Inc. (the “Registrant”) to comments you provided, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•
the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request made on September 9, 2010.  Please do not hesitate to contact the undersigned at (617) 662-1118 if you have any questions concerning the foregoing.

Sincerely,
/s/ Elizabeth A. Watson
Elizabeth A. Watson
Secretary

cc:           Mary Moran Zeven, Esq.
Leonard Mackey, Esq., Clifford Chance LLP